Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1/A of our report dated March 19, 2008, except for note 20, as to which the date is October 16, 2008 and note 21, as to which the date is December 5, 2008, relating to the consolidated financial statements of The ServiceMaster Company, which report expresses an unqualified opinion and includes an explanatory paragraph concerning the change in basis for the consolidated financial statements for the period after July 24, 2007 as a result of the application of purchase accounting as of July 25, 2007, appearing in the Prospectus, which is part of this Registration Statement, and of our report dated March 19, 2008, relating to the consolidated financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Memphis, Tennessee

December 5, 2008